Exhibit 99.1

Rosetta Genomics Urges Shareholders to Vote FOR the Proposed Merger with Genoptix

•	Shares voted to date are running 3-to-1 in favor of the merger
•	Emphasizes that shareholders as of December 27, 2017, regardless of whether or not they still hold their shares, are entitled to vote
•	This shareholders meeting cannot be adjourned any further

CARLSBAD, Calif., PHILADELPHIA and REHOVOT, Israel (February 16, 2018) –Rosetta Genomics Ltd. (NASDAQ: ROSG), a genomic diagnostics company that improves treatment decisions by providing timely and accurate diagnostic information to physicians, urges all shareholders to vote FOR the proposed merger of Rosetta Genomics with a subsidiary of Genoptix, Inc. In particular, Rosetta Genomics reminds investors who held shares as of the December 27, 2017 record date and subsequently sold some or all of their holdings that they have the voting rights and they are urged to vote FOR the merger.

The extraordinary meeting of shareholders to vote on this proposed transaction has been rescheduled to February 22, 2018 at 10:00 a.m. Pacific time. Votes must be cast by that time. Shareholders who have already voted FOR the proposed merger do not need to do anything. Shareholders who have not voted or wish to change their vote are encouraged to vote by internet or telephone by following the proxy voting instructions received by mail.

If any shareholder has questions or needs assistance in voting, please call Rosetta Genomics’ proxy solicitor Georgeson LLC at 888-505-6583. You may be able to vote your shares over the phone by providing your name, address and the number of Rosetta Genomics shares you own.

Rosetta Genomics reports that as of February 15, 2017, votes representing approximately 46% of the total shares outstanding entitled to vote have been cast. Of those, approximately 74%, or 1,940,144 shares, have been voted FOR the proposed merger with Genoptix. In order for the transaction to close, the Company needs a majority of shares outstanding, or 2,964,931 shares, voted FOR the proposed merger.

“We wish to emphasize two points,” stated Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics. “First, shareholders who held shares on December 27, 2017 are entitled to vote their shares, even if they subsequently sold some or all of them. If you received proxy materials, the duty to vote is yours. Second, the Board of Directors has explored many different strategic alternatives and concluded that this proposed merger with Genoptix is the best option for all Rosetta Genomics stakeholders. If the merger is not approved, the Company may have to file for bankruptcy protection because it will face an acute cash shortfall with no ready options for obtaining additional liquidity.”

About Rosetta Genomics

Rosetta is pioneering the field of molecular diagnostics by offering rapid and accurate diagnostic information that enables physicians to make more timely and informed treatment decisions to improve patient care. Rosetta has developed a portfolio of unique diagnostic solutions for oncologists, urologists, endocrinologists, cytopathologists and other specialists to help them deliver better care to their patients. RosettaGX Reveal™, a Thyroid microRNA Classifier for classifying indeterminate thyroid nodules, as well as the full RosettaGX® portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA- and Lake Forest, CA-based CAP-accredited, CLIA-certified labs.

Forward-Looking Statement Disclaimer

Various statements in this release concerning the future expectations, plans and prospects of Rosetta and Genoptix containing the words “expect,” “believe,” “will,” “may,” “should,” “project,” “estimate,” “anticipated,” “scheduled,” and like expressions, and the negative thereof, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. These forward-looking statements represent expectations of Rosetta and Genoptix as of the date of this press release. Subsequent events may cause these expectations to change, and Rosetta and Genoptix disclaim any obligation to update the forward-looking statements in the future except as may otherwise be required by the federal securities laws. Rosetta and Genoptix may not be able to complete the proposed transaction on the terms described herein or other acceptable terms or at all. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the failure to obtain the requisite approval of Rosetta’s shareholders or the failure to satisfy other closing conditions, (3) risks related to disruption of management’s attention from Rosetta’s and Genoptix’s respective on-going business operations due to the pending transaction, (4) the effect of the announcement of the pending transaction on the ability of Rosetta and Genoptix to retain and hire key personnel, maintain relationships with their respective customers and suppliers, and maintain their respective operating results and businesses generally and (5) risks that the actual purchase price per share could differ from our estimate because the actual amount of payments for outstanding debt, convertible debentures, warrant termination payments, professional fees, expenses and other items could differ from our assumptions. Further information on potential factors that could affect actual results is included in Rosetta’s reports filed with the SEC.

Rosetta Genomics Investor Contact:

LHA Investor Relations

Anne Marie Fields

(212) 828-3777

afields@lhai.com